SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report
(Date of earliest event reported):   October 25, 2004

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	IRS Employer Identification Number
1-40	Pacific Enterprises (A California Corporation) 101 Ash Street San Diego, California 92101 (619) 696-2000	94-0743670
1-1402	Southern California Gas Company (A California Corporation) 555 West Fifth Street Los Angeles, California 90013 (213) 244-1200	95-1240705

(Former name or former address, if changed since last report.)

FORM 8-K

Item 8.01 Other Events

Border Price Investigation

As previously reported, in November 2002 the California Public Utilities Commission (CPUC) instituted an investigation into the Southern California natural gas market and the price of natural gas delivered to the California - Arizona border between March 2000 and May 2001. Southern California Gas Company (SoCalGas) and its affiliate, San Diego Gas & Electric Company (SDG&E), are the parties to the first phase of the investigation. If the CPUC were to determine that any party to the investigation contributed to the natural gas price spikes that occurred during the investigation period, the CPUC may modify the party's natural gas procurement incentive mechanism, reduce the amount of any shareholder award for the period involved, and/or order the party to issue a refund to ratepayers. The CPUC's Office of Ratepayer Advocates (ORA) has filed testimony with the CPUC supporting the actions of SoCalGas during this period.

On October 25, 2004, the CPUC Administrative Law Judge assigned to the investigation re-opened hearings in the first phase of the investigation for additional testimony and supplemental opening and reply briefs. While the Administrative Law Judge stated that a proposed decision is not imminent, SoCalGas expects that a proposed decision will be issued before year end for consideration by the CPUC. Although the proposed decision may be adverse to it, SoCalGas believes it is unlikely that the full CPUC would adopt any such adverse decision and would instead conclude that SoCalGas was not responsible for any natural gas price spikes. A final CPUC decision in the first phase of the investigation is not expected until 2005.

Also as previously reported, the CPUC may also hold additional rounds of hearings to consider whether other companies contributed to the natural gas price spikes.

Cost of Service Proceedings

As previously reported, the CPUC Administrative Law Judge and the CPUC Commissioner assigned to SoCalGas' cost of service proceedings have issued differing proposed decisions rejecting the proposed settlement that had been recommended to the CPUC by SoCalGas and all of the other major parties to the proceedings, including the ORA. SoCalGas now expects that another CPUC Commissioner will issue an additional proposed decision that, if adopted by the CPUC, would essentially approve the proposed settlement. The CPUC may adopt any one of these proposed decisions, as proposed or with modifications, or reject all of them and adopt a different outcome.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pacific Enterprises

Date: October 26, 2004   By: /s/ F. H. Ault

                                                F. H. Ault
                                                Sr. Vice President and Controller

Southern California Gas Company

Date: October 26, 2004   By: /s/ S.D. Davis

                                                S.D. Davis
                                                Sr. Vice President-External Relations
                                                and Chief Financial Officer